September 17, 2019

Zachary J. Kirkhorn
Chief Financial Officer
Tesla, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

       Re: Tesla, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           Form 10-Q for Quarter Ended June 30, 2019
           Filed July 29, 2019
           File No. 001-34756

Dear Mr. Kirkhorn:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

MD&A
Results of Operations
Cost of Revenues, page 58

1. Please quantify material factors to which changes in accounts are attributed. For example, we note your disclosure that the increase in cost of automotive sales revenue was primarily due to higher volume of Model 3 deliveries, partially offset by reductions in
      Model 3 average costs per unit and lower overall costs for Model S and Model X deliveries from fewer units delivered.
 Zachary J. Kirkhorn
FirstName LastNameZachary J. Kirkhorn
Tesla, Inc.
Comapany 17, 2019
September NameTesla, Inc.
September 17, 2019 Page 2
Page 2
FirstName LastName
Services and Other Revenue, page 85

2. We note that your services and other revenue consists of revenue from various sources including "sales by our acquired subsidiaries to third party customers." Please further clarify for us the nature of these sales.
Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Significant Accounting Policies
Warranties, page 94

3. We note your disclosure that the warranty reserve does not include projected warranty costs associated with your vehicles subject to lease accounting and your solar energy systems under lease contracts or PPAs, as the costs to repair these warranty claims are expensed as incurred. Please tell us the basis for recognizing these costs as incurred.
Form 10-Q for Quarter Ended June 30, 2019

Item 1. Financial Statements
Note 2. Summary of Significant Accounting Policies
Automotive Leasing Revenue
Direct Vehicle Leasing Program, page 11

4. We note your disclosure that you capitalize shipping costs and initial direct costs such as the incremental costs of contract administration, referral fees and sales commissions from the origination of automotive lease agreements as an element of operating lease vehicles, net, and subsequently amortize these costs over the term of the related lease agreement.
         Please explain to us the nature of the type of costs considered "contract administration"
         costs and how your policy for these costs complies with ASC 842-10-30-9 and 30-10.
Note 12. Leases, page 25

5. We note your disclosure in Note 12 that certain of your operating leases provide for annual increases to lease payments based on an index or rate. We also note that you disclose you estimate the annual increase in lease payments based on the index or rate at the lease commencement date, for both your historical leases and for new leases commencing after January 1, 2019. Please tell us how your accounting complies with the guidance in ASC 842-10-30-5(b). As part of your response, please explain the estimates used in your calculation of lease payments and tell us the nature and terms of any arrangements where the lease payments are not initially measured using the index or rate at the commencement date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zachary J. Kirkhorn
Tesla, Inc.
September 17, 2019
Page 3

      You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact Lyn Shenk at 202-551-
3380 with any other questions.



FirstName LastNameZachary J. Kirkhorn                     Sincerely,
Comapany NameTesla, Inc.
                                                          Division of
Corporation Finance
September 17, 2019 Page 3                                 Office of
Transportation and Leisure
FirstName LastName